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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________ )*

                                 GoAmerica, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38020R106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 3, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_| Rule 13d-1(b)

            |X| Rule 13d-1(c)

            |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 38020R106                   13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Zachary Prensky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    168,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        157
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           168,000
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    157
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 38020R106                   13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     The Kybartai Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    30,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           30,000
    WITH:       ----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP No. 38020R106                   13G

Item 1(a).  Name of Issuer:

            The name of the issuer is GoAmerica, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive office is 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Zachary Prensky; and

                  ii) The Kybartai Trust.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The address of the principal business office of Zachary Prensky is 382 Central Park West, New York, NY 10025 and the address of the principal business address of The Kybartai Trust is 28-10 High Street, Fair Lawn, NJ 07410.

Item 2(c).  Citizenship:

            Zachary Prensky is a citizen of the United States and The Kybartai Trust is a trust organized under the laws of New Jersey.

Item 2(d).  Title of Class of Securities:

            This statement relates to the common stock, par value $.01 per share, of the Issuer (the "Shares").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock of the Issuer is 38020R106.

Item 3. If this statement is filed pursuant to ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer  registered  under  section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance  company as defined in section  3(a)(19)  of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment   company   registered   under  section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |_|   An investment  adviser in accordance  with  ss.240.13d-1(b)(1)
                  (ii)(E);

      (f)   |_|   An employee  benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding  company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings  associations  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act (12U.S.C. 1813);

      (i)   |_|   A church  plan  that is  excluded  from the  definition  of an investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      Not applicable.

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

            As of the date hereof, Zachary Prensky is the record owner of 138,000 Shares and The Kybartai Trust is the record owner of 30,000 Shares. As a trustee of The Kybartai Trust, Zachary Prensky may be deemed to beneficially own the 30,000 Shares owned by The Kybartai Trust; however, he disclaims beneficial ownership of such 30,000 Shares. In addition, Little Bear Investments LLC, an entity in which Zachary Prensky has a 50% ownership interest, owns warrants to purchase 157 Shares; however, he disclaims beneficial ownership of such warrants.

      (b) Percent of class:

            As of the date hereof, Zachary Prensky is the record owner of 5.6% of the total number of Shares outstanding and The Kybartai Trust is the record owner of 1.2% of the total number of Shares outstanding. As a trustee of The Kybartai Trust, Zachary Prensky may be deemed to beneficially own the 1.2% of the total number of Shares outstanding owned by The Kybartai Trust; however, he disclaims beneficial ownership of such 1.2%.

      (c) Number of shares as to which such person has:

            ZACHARY PRENSKY:

            (i) Sole power to vote or to direct the vote: 168,000.

            (ii) Shared power to vote or to direct the vote: 157.

            (iii)  Sole  power to  dispose  or to  direct  the  disposition  of:
            168,000.

            (iv) Shared power to dispose or to direct the disposition of: 157.

            THE KYBARTAI TRUST:

            (i) Sole power to vote or to direct the vote: 30,000.

            (ii) Shared power to vote or to direct the vote: 0.

            (iii) Sole power to dispose or to direct the disposition of: 30,000.

            (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certifications.

      (a) Not applicable.

      (b) By signing below each of the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2007                    ZACHARY PRENSKY


                                        /s/ Zachary Prensky
                                        ------------------------------------


Date: August 9, 2007                    THE KYBARTAI TRUST


                                        By: /s/ Zachary Prensky
                                            --------------------------------
                                            Name:  Zachary Prensky
                                            Title: Trustee

                                  EXHIBIT INDEX

Exhibit A   Joint Filing Agreement, dated as of August 9, 2007, by and between the Reporting Persons.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, par value $.01 per share, of GoAmerica, Inc., dated as of August 9, 2007, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 9, 2007                    ZACHARY PRENSKY


                                        /s/ Zachary Prensky
                                        ------------------------------------


Date: August 9, 2007                    THE KYBARTAI TRUST


                                        By: /s/ Zachary Prensky
                                            --------------------------------
                                            Name:  Zachary Prensky
                                            Title: Trustee